AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

 Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                                Fax. 905 369 0149

March 18, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Larry Spirgel

Assistant Director

Re:

Amber Optoelectronics, Inc.

Form S1/A, Amendment 14

Filed March 04, 2009

File No. 333-147225

Dear Mr. Spirgel,

Amber Optoelectronics, Inc., hereby requests that the effective date of the above referenced registration statement on Form S1/A be accelerated so that the registration statement may become effective as of Monday March 23rd, 2009 @ 3:00pm or soon thereafter and practicable.

The company hereby acknowledges the following matters;

1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,

     /s/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259